UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K     ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended: September 29, 2012
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ENGlobal Corporation

Full Name of Registrant:

 Former Name if Applicable

654 N Sam Houston Pkwy E, Ste 400

Address of Principal Executive Office (Street and Number)

Houston, TX  77060

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.  The Registrant’s management deemed additional time is necessary to ensure full, complete and accurate disclosure and to complete the financial statements required for inclusion within the Quarterly Report on Form 10-Q for the period ended September 29, 2012. We believe that the subject quarterly report will be available for filing on or before November 19, 2012.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Hess, Chief Financial Officer	281	878-1000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:  The Registrant’s results of operations for the quarter ended September 29, 2012 will differ materially from the same period in 2011.  The Registrant is in the process of finalizing an interim goodwill impairment review and anticipates an impairment of approximately $16.9 million.

Forward Looking Statements — Cautionary Language

Certain statements made above will contain forward-looking statements that involve risks and uncertainty.  A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe," "anticipate," "expect," "estimate," "project," "will," "shall" and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, trends in the Registrant’s businesses, prospective services or products, future performance or financial results, and the outcome of contingencies, such as legal proceedings.  These statements are based on current expectations and actual results may differ materially from those set forth in such statements.  Additional information concerning factors that may cause actual results to differ is contained in the risk factor section of our previously filed Form 10-K and 10-Qs.

ENGlobal Corporation
______________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2012	By:	/s/ Mark A. Hess Chief Financial Officer